FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 27, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management

Market risk

Trading portfolios
The tables below analyse the internal VaR for the Group's trading portfolios segregated by type of market risk exposure, and split between Core, Non-Core and counterparty exposure management (CEM).

	Year ended
	31 December 2013				31 December 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	37.2	44.1	78.2	19.1	62.6	75.6	95.7	40.8
Credit spread	60.0	37.3	86.8	33.3	69.2	74.1	94.9	44.9
Currency	8.6	6.5	20.6	3.6	10.3	7.6	21.3	2.6
Equity	5.8	4.1	12.8	3.2	6.0	3.9	12.5	1.7
Commodity	0.9	0.5	3.7	0.3	2.0	1.5	6.0	0.9
Diversification (1)		(23.7)				(55.4)

Total	79.3	68.8	118.8	42.1	97.3	107.3	137.0	66.5

Core	64.2	52.4	104.6	35.6	74.6	88.1	118.0	47.4
Non-Core	19.3	15.2	24.9	14.9	30.1	22.8	41.9	22.0

CEM	58.1	43.5	85.4	39.4	78.5	84.9	86.0	71.7

Total (excluding CEM)	37.2	33.6	60.4	19.1	47.1	57.6	76.4	32.2

	Quarter ended
	31 December 2013				30 September 2013
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	32.3	44.1	44.1	19.1	36.1	32.8	43.6	24.7
Credit spread	40.5	37.3	48.4	33.3	53.9	44.9	60.3	44.9
Currency	5.9	6.5	9.6	3.6	6.4	7.6	9.8	4.3
Equity	4.3	4.1	12.6	3.2	5.4	4.5	7.2	4.2
Commodity	0.7	0.5	2.5	0.4	0.5	0.6	1.9	0.3
Diversification (1)		(23.7)				(31.3)

Total	58.6	68.8	69.7	42.1	66.1	59.1	84.3	54.5

Core	44.1	52.4	54.4	35.6	52.4	46.3	68.4	44.2
Non-Core	15.7	15.2	17.7	14.9	19.4	17.6	21.8	17.5

CEM	43.9	43.5	46.2	39.4	50.8	42.8	58.0	40.1

Total (excluding CEM)	25.0	33.6	33.6	19.1	29.4	26.7	38.3	25.4

Note:
(1)
The Group benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Details on methodology and governance are in the Group's 2013 Report and Accounts, Risk and balance sheet management - Market risk section.

Risk and balance sheet management

Market risk: Trading portfolios (continued)

Key points
•
The Group's period-end and average interest rate VaR declined in 2013 compared with 2012. The reduction was mainly seen in Q1 2013, when the rates desk significantly de-risked its exposures and repositioned itself to manage concentrations. In addition, CEM's contribution to VaR decreased due to improvements in the capture of valuation adjustment risk within VaR metrics. The volatility seen in the second half was also due to rate volatility reflecting Bank of England and European Central Bank rate announcements and a US Federal Reserve announcement regarding tapering of its quantitative easing programme.

•
The Group's period-end and average credit spread VaR declined in 2013 compared with 2012. This decline was driven by an ongoing reduction in inventory as part of Group-wide efforts to reduce RWAs ahead of CRD IV implementation. Risk reduction during the first half of the year was aided by the flow business reducing the complexity of its trading operations. In the second half of the year, the VaR decrease was driven by a reduction in the asset-backed securities inventory.

•	The Group's Core and CEM period-end and average VaR declined, driven by the declines in the interest rate and credit spread VaR.

•	The decrease in average and period-end Non-Core VaR reflects the Group's risk reduction strategy.

•	During H2 2013, some positions from businesses were migrated to the newly created Run-off and Recovery (ROR) unit in Markets. At 31 December 2013, the VaR on the ROR business was £6.0 million.

Non-trading VaR
The average VaR for the Group's non-traded book, excluding the structured credit portfolio (see below) and predominantly comprising available-for-sale portfolios in Markets and Non-Core, was £9.2 million during 2013 compared with £11.8 million during 2012. Period-end VaR at 31 December 2013 decreased to £5.0 million compared with £9.5 million at 31 December 2012. VaR initially increased in Q1 2013 reflecting changes to the call assumptions on some Dutch RMBS, thereby extending their weighted average life. This increase was offset during Q3 2013 as the issuer bought back some of these securities, resulting in a net decrease in VaR for the year as a whole.

Other portfolios
The structured credit portfolio in Non-Core is measured on a notional and fair value basis because of its illiquid nature. Notional and fair value decreased to £0.7 billion and £0.5 billion respectively (Q4 2012 - £2.0 billion and £1.5 billion), reflecting the sale of underlying assets across all categories, in line with Non-Core strategy.

Risk and balance sheet management

Market risk (continued)

Non-traded interest rate risk
Non-traded interest rate risk impacts earnings arising from the Group's banking activities. This excludes positions in financial instruments which are classified as held-for-trading, or hedging items.

The methodology relating to interest rate risk is detailed in the Group's 2013 Annual Report and Accounts.

Value-at-risk
VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings at risk measures. VaR relating to non-traded interest rate risk for the Group's Retail & Commercial banking activities at a 99% confidence level and a currency analysis at the period end were as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

31 December 2013	45	51	57	30
31 December 2012	46	21	65	20

			31 December	31 December
			2013	2012
			£m	£m

Euro			4	19
Sterling			19	17
US dollar			44	15
Other			2	4

Key points
•	Period end interest rate VaR was higher at 31 December 2013 than at 31 December 2012. Average VaR was relatively unchanged.

•
The overall year-on-year increase in VaR mainly reflected an increase in the duration of the Group's balance sheet - that is, greater economic exposure to longer-term interest rates - as described in more detail below.

•	Euro VaR fell, reflecting action taken to reduce the Group's exposure to euro-denominated fixed-rate assets.

•	US dollar VaR rose, reflecting action taken by US Retail & Commercial to reduce earnings sensitivity to movements in short term dollar interest rates.

•	These movements remained well within the Group's approved market risk appetite.

Risk and balance sheet management

Market risk (continued)

Sensitivity of net interest income
Earnings sensitivity to rate movements is derived from a central forecast over a twelve month period. Market implied forward rates and new business volume, mix and pricing consistent with business assumptions are used to generate a base case earnings forecast.

The following table shows the sensitivity of net interest income, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening (bear steepener) and a gradual 300 basis point flattening (bull flattener) of the yield curve at tenors greater than a year.

The scenarios represent annualised interest rate stresses of a scale deemed sufficient to trigger a modification in customer behaviour. The asymmetry in the steepening and flattening scenarios reflects the difference in the expected behaviour of interest rates as they approach zero.

	Euro	Sterling	US dollar	Other	Total
31 December 2013	£m	£m	£m	£m	£m

+ 100 basis point shift in yield curves	59	416	175	31	681
- 100 basis point shift in yield curves	(29)	(333)	(82)	(15)	(459)
Bear steepener					403
Bull flattener					(273)

31 December 2012

+ 100 basis point shift in yield curves	(29)	472	119	27	589
- 100 basis point shift in yield curves	(20)	(257)	(29)	(11)	(317)
Bear steepener					216
Bull flattener					(77)

Key points
•	The Group's interest rate exposure remains asset sensitive, such that rising rates will have a positive impact on its net interest income.

•
The Group's increased sensitivity to parallel shifts in the yield curve over a twelve month horizon primarily reflects the higher volume of structural hedges maturing in 2014 relative to 2013. This reflects the maturity profile of legacy hedges. If rates were to rise, these would be reinvested at higher rates, with an upward impact on net interest income. This increased sensitivity also reflects changes in underlying pricing assumptions for customer loans and deposits.

•	The increased sensitivity to the steepening and flattening scenarios is also primarily driven by the maturity profile of structural hedges.

Risk and balance sheet management

Market risk (continued)

Structural hedging
Banks generally have the benefit of a significant pool of stable, non and low interest bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed rate assets, either directly or by the use of interest rate swaps, in order to provide a consistent and predictable revenue stream.

The Group targets a weighted average life for these economic hedges. This is accomplished using a continuous rolling maturity programme to achieve the desired profile and is primarily managed by Group Treasury. The maturity profile of the hedge aims to reduce the potential sensitivity of income to rate movements. The structural hedging programme is Group wide, capturing the position within the UK banking group and regulated subsidiaries in other jurisdictions.

Product hedging
Product structural hedges are used to minimise volatility on earnings related to specific products, primarily money transmission accounts.

The table below shows the element of net interest income (NII) associated with product hedges managed by Group Treasury, relating to the main UK banking divisions except Wealth. The amounts represent the incremental contribution of the hedge relative to the LIBOR cash rate.

	31 December	31 December
	2013	2012
NII	£m	£m

Product hedges
UK Retail	306	359
UK Corporate	206	214
International Banking	73	83

Total product hedges	585	656

Key point
•	The yield on product structural hedges declined in 2013 due to the low interest rate environment as maturing hedges were reinvested at lower interest rates.

Equity hedging
Equity structural hedges are used to minimise the impact of earnings volatility on equity. These hedges contributed £0.8 billion to the UK banking divisions in 2013 (31 December 2012 - £0.8 billion), which is an incremental benefit relative to LIBOR cash rates.
.

Risk and balance sheet management

Foreign exchange risk: Structural foreign currency exposures
The Group does not maintain material non-traded open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associates and their related currency funding.

The table below shows the Group's structural foreign currency exposures.

31 December 2013					Structural
					foreign		Residual
	Net		Net		currency		structural
	assets of		investments	Net	exposures		foreign
	overseas	RFS	in foreign	investment	pre-economic	Economic	currency
	operations	MI	operations	hedges	hedges	hedges (1)	exposures
	£m	£m	£m	£m	£m	£m	£m

US dollar	16,176	-	16,176	(1,581)	14,595	(3,808)	10,787
Euro	6,606	9	6,597	(190)	6,407	(2,226)	4,181
Other non-sterling	4,233	372	3,861	(3,185)	676	-	676

	27,015	381	26,634	(4,956)	21,678	(6,034)	15,644

31 December 2012

US dollar	17,313	1	17,312	(2,476)	14,836	(3,897)	10,939
Euro	8,903	2	8,901	(636)	8,265	(2,179)	6,086
Other non-sterling	4,754	260	4,494	(3,597)	897	-	897

	30,970	263	30,707	(6,709)	23,998	(6,076)	17,922

Note:
(1)	Economic hedges represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes.

Key points
•
The Group's structural foreign currency exposure at 31 December 2013 was £21.7 billion and £15.6 billion before and after economic hedges, respectively, both £2.3 billion lower than at 31 December 2012. Movements in structural foreign currency exposure are significantly driven by movements in net assets of overseas operations.

•
Net assets of overseas operations declined by £4.0 billion largely due to increased impairments in Ulster Bank Group and capital restructuring in US Retail & Commercial. Sterling strength also contributed approximately £0.5 billion to the reduction.

•	Net investment hedges were reduced broadly in line with the reduction in net investments.

•	Economic hedges remained broadly unchanged.

•
Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a gain of £1.1 billion in equity (31 December 2012 - £1.3 billion), while a 5% weakening would result in a loss of £1.0 billion in equity (31 December 2012 - £1.2 billion).

Risk and balance sheet management

Country risk
Country risk is the risk of losses occurring as a result of either a country event or unfavourable country operating conditions. As country events may simultaneously affect all or many individual exposures to a country, country event risk is a concentration risk. For other types of concentration risks such as product, sector or single-name concentration, refer to the Credit risk section.

Overview
The comments below refer to changes for the full year 2013 unless indicated otherwise.

•	During 2013, the US dollar depreciated by 2.3% against sterling, whereas the euro appreciated by 2.2%, impacting exposures.

•
Balance sheet and off-balance sheet exposures to nearly all countries declined across all broad product categories. This was because the Group maintained a cautious stance and many clients reduced debt levels. Non-Core lending declined in most countries, particularly in Spain, the Netherlands, France and Romania, reflecting the Group's risk reduction strategy.

•
Most of the Group's country risk exposure is in International Banking (primarily trade facilities, other lending and off-balance sheet exposure to corporates and financial institutions); Markets (principally derivatives and securities financing transactions with financial institutions, and HFT debt securities); Ulster Bank (mostly lending to consumers and corporates in Ireland); and Group Treasury (largely cash balances at central banks and AFS debt securities including Spanish cedulas).

•
Total eurozone - balance sheet exposure declined by £49.2 billion or 30% to £114.2 billion, caused mostly by significant reductions in liquidity held with the Bundesbank and in derivatives exposure to banks. Most of the latter reductions related to counterparties in the Netherlands, Germany and France, and were largely due to the sale of a part of the Group's CDS positions.

•	Eurozone periphery - balance sheet exposure decreased to £52.9 billion, a reduction of £6.6 billion or 11%, in nearly all countries, despite the appreciation of the euro against sterling, as below:
○
Ireland - exposure decreased by £2.1 billion to £37.0 billion, in all broad product categories. Residential and commercial real estate lending declined slightly to £16.9 billion and £10.3 billion, respectively. Provisions increased by £2.8 billion, most of which related to corporate lending.

○
Spain - Group Treasury's holdings of covered bonds (cedulas) decreased by £0.7 billion due to sales in improved market conditions. Corporate lending decreased by £1.3 billion to £2.9 billion, with commercial real estate lending more than halving, largely as a result of disposals in Non-Core, to £0.8 billion.

○
Italy - the £1.3 billion decrease in exposure to £5.2 billion reflected reductions in lending and derivatives to corporate clients. Net HFT debt exposure fluctuates as the Group is a market-maker in Italian government bonds. Off-balance sheet exposure to corporates and non-bank financial institutions also declined, by £0.7 billion.

Risk and balance sheet management

Country risk: Overview (continued)
○
Portugal - exposure declined further by £0.4 billion to £0.9 billion. The remaining exposure mainly consisted of corporate lending to a few large highly creditworthy clients and collateralised derivatives trading with the largest local banks.

○
Greece - exposure decreased by £0.2 billion to £0.4 billion, caused by reductions in lending and derivatives. The remaining exposure comprised mostly of collateralised derivatives exposure to banks and corporate lending, including exposure to local subsidiaries of international companies.

	○	Cyprus - exposure increased slightly to £0.2 billion, most of which was covered by parental and export credit agency guarantees from elsewhere.

•
Germany - balance sheet exposure decreased from £48.4 billion to £23.9 billion principally owing to a £16.4 billion reduction in cash balances held with the central bank. AFS government bonds decreased by £4.1 billion in line with treasury management strategies. Lending to corporate clients decreased by £1.1 billion, principally in the commercial real estate, oil and gas, and media sectors.

•
Netherlands - balance sheet exposure decreased from £23.6 billion to £16.1 billion. AFS debt securities issued by non-bank financial institutions declined by £2.8 billion, primarily following repayments. Corporate lending decreased by £0.8 billion, primarily in commercial real estate. Off-balance sheet exposure to corporate clients decreased by £1.1 billion, mainly in the telecommunications, retail and food and consumer sectors.

•
France - balance sheet exposure decreased from £19.7 billion to £14.0 billion. The net long HFT position in government bonds declined by £1.9 billion in the course of normal trading in the rates business.

•
Japan - balance sheet exposure decreased by £6.0 billion to £5.3 billion. Net HFT and AFS government bonds fell by £5.1 billion and £1.5 billion, respectively, and derivatives exposure, largely to banks, decreased by £0.5 billion. This reflected depreciation of the yen, lower trading flows and a reduction in Japanese bonds held as derivatives collateral. Lending to the central bank increased by £0.8 billion.

•
China - lending to banks increased by £1.8 billion to £2.8 billion. Corporate lending rose by £0.5 billion to £1.5 billion, reflecting customer demand. Derivatives exposure to public sector entities decreased by £0.5 billion to £0.4 billion owing to fluctuations in short-term hedging by clients.

•	India - balance sheet exposure decreased by £1.3 billion to £3.8 billion, driven largely by reductions in lending to banks and to the telecommunications and oil and gas sectors.

•
CDS positions - the Group approximately halved its European CDS positions by consolidating its derivatives portfolio through contract terminations to reduce risks and capital requirements in line with strategic plans, while maturities reduced the positions further. This resulted in major reductions in the gross notional value of CDS protection bought and sold. Net bought protection in terms of CDS notional less fair value, also fell by £1.2 billion to £5.6 billion, with reductions particularly in the Netherlands and France.

•
Funding mismatches - the estimated funding mismatch at risk of redenomination for Ireland was £6.5 billion at the end of the year, falling from £9.0 billion a year before due to an increase in provisions and a reduction in assets. The mismatch for Spain was £6.5 billion, up from £4.5 billion as the Group reduced its local funding (and associated cost) given the improved outlook for the country. The net position for Italy fell to £0.5 billion from £1.0 billion. The net positions for Portugal, Greece and Cyprus were all minimal. Overall, perceived risks of redenomination events in the eurozone declined considerably in 2013.

Risk and balance sheet management

Country risk: Summary of country exposures
	Lending															CDS
									Debt securities					Off-		notional
	Govt	Central	Other	Other			Total	Of which	AFS	HFT	Net		Balance	balance	Total	less fair	Gross
		banks	banks	FI	Corporate	Personal	lending	Non-Core	and LAR	(net)	Derivatives	SFT	sheet	sheet	exposure	Value	Derivatives	SFT
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	39	116	13	319	17,440	17,667	35,594	9,262	233	248	900	73	37,048	2,711	39,759	(166)	2,476	2,329
Spain	-	-	4	15	2,924	318	3,261	1,696	4,162	853	989	-	9,265	1,981	11,246	(444)	4,128	2,126
Italy	-	22	64	548	968	26	1,628	809	519	1,240	1,774	-	5,161	1,962	7,123	(734)	7,183	527
Portugal	-	-	-	56	327	6	389	203	93	43	351	-	876	280	1,156	(163)	418	614
Greece	-	1	1	1	110	14	127	52	-	-	260	-	387	38	425	(12)	455	-
Cyprus	-	-	-	-	183	10	193	88	-	2	16	-	211	18	229	-	16	-

Eurozone
periphery	39	139	82	939	21,952	18,041	41,192	12,110	5,007	2,386	4,290	73	52,948	6,990	59,938	(1,519)	14,676	5,596

Germany	-	3,588	402	683	3,461	90	8,224	3,351	5,168	2,524	7,416	601	23,933	7,189	31,122	(1,340)	35,529	1,128
Netherlands	-	1,713	355	627	2,122	22	4,839	444	4,661	819	5,697	107	16,123	9,763	25,886	(356)	15,388	835
France	406	-	1,844	195	1,796	79	4,320	914	1,692	1,678	5,660	631	13,981	9,807	23,788	(1,747)	30,644	7,536
Belgium	-	-	149	211	358	21	739	212	443	(480)	2,123	2	2,827	1,170	3,997	(123)	2,966	594
Luxembourg	-	11	95	260	421	4	791	4	75	98	581	88	1,633	1,043	2,676	(58)	1,373	253
Other	73	-	10	36	743	18	880	168	510	331	918	74	2,713	1,202	3,915	(476)	3,554	622

Total
eurozone	518	5,451	2,937	2,951	30,853	18,275	60,985	17,203	17,556	7,356	26,685	1,576	114,158	37,164	151,322	(5,619)	104,130	16,564

Japan	-	1,600	431	61	670	35	2,797	58	72	(172)	2,365	202	5,264	352	5,616	4	9,057	16,445
China	-	198	2,626	228	1,515	33	4,600	31	166	13	370	1	5,150	1,689	6,839	(14)	372	830
India	-	63	759	69	2,000	36	2,927	29	571	160	92	-	3,750	813	4,563	(21)	190	45
Russia	-	37	741	5	947	53	1,783	118	149	2	19	-	1,953	364	2,317	(65)	33	27
South Korea	-	-	622	75	426	2	1,125	-	179	154	250	-	1,708	681	2,389	176	541	50
Turkey	67	59	148	101	1,023	24	1,422	122	50	67	94	-	1,633	324	1,957	(32)	119	998
Brazil	-	-	842	-	132	3	977	68	-	268	84	-	1,329	245	1,574	12	118	-

These tables show the Group's exposure, at 31 December 2013 and 31 December 2012 by country of operation of the counterparty, except exposures to governments and individuals which are shown by country of residence. The country of operation is the country where the main operating assets of a legal entity are held, or where its main cash flows are generated, taking account of the entity's dependency on subsidiaries' activities. Previously, exposures in this section were reported by country of incorporation. The new basis provides a better reflection of the country risks taken by the Group and is more in line with internal risk management. Prior period information has been revised. Countries shown are those where the Group's balance sheet exposure to counterparties exceeded £1 billion and which had ratings of A+ or below from Standard and Poor's, Moody's or Fitch at 31 December 2013, as well as selected eurozone countries. The exposures are stated before taking into account risk mitigants, such as guarantees, insurance or collateral (with the exception of reverse repos) which may have been put in place to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included as they cannot be meaningfully assigned to specific countries from a country risk perspective. For a description of the governance, monitoring and management of the Group's country risk framework and definitions, refer to Risk and balance sheet management - Country risk of the Group's 2013 Annual Report and Accounts.

Risk and balance sheet management

Country risk: Summary of country exposures (continued)
	Lending															CDS
									Debt securities					Off-		notional
	Govt	Central	Other	Other	Corporate	Personal	Total	Of which	AFS	HFT	Net		Balance	Balance	Total	less fair	Gross
		banks	banks	FI			lending	Non-Core	and LAR	(net)	Derivatives	SFT	sheet	sheet	exposure	value	Derivatives	SFT
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	42	73	99	395	18,185	17,890	36,684	9,595	424	363	1,213	503	39,187	2,855	42,042	(71)	3,244	4,915
Spain	-	6	1	73	4,269	340	4,689	2,780	4,871	503	1,754	-	11,817	1,592	13,409	(375)	5,694	610
Italy	9	21	222	707	1,533	23	2,515	1,113	977	630	2,358	-	6,480	2,669	9,149	(548)	9,653	3
Portugal	-	-	-	128	450	7	585	327	180	35	514	-	1,314	332	1,646	(126)	618	26
Greece	-	7	-	1	180	13	201	68	-	1	363	-	565	40	605	(31)	609	-
Cyprus	-	-	-	-	103	14	117	95	-	4	32	-	153	14	167	-	33	-

Eurozone
periphery	51	107	322	1,304	24,720	18,287	44,791	13,978	6,452	1,536	6,234	503	59,516	7,502	67,018	(1,151)	19,851	5,554

Germany	-	20,005	508	712	4,607	85	25,917	3,758	9,263	3,500	9,474	264	48,418	7,689	56,107	(1,448)	57,285	8,209
Netherlands	7	1,822	277	753	2,931	26	5,816	1,157	7,800	647	9,047	335	23,645	10,775	34,420	(1,030)	23,679	4,602
France	494	9	2,417	209	2,451	71	5,651	1,621	2,242	3,581	7,515	698	19,687	9,675	29,362	(2,288)	45,154	16,636
Belgium	-	-	164	276	464	22	926	416	844	564	3,130	-	5,464	1,041	6,505	(215)	4,902	476
Luxembourg	-	13	149	493	600	4	1,259	106	59	192	709	141	2,360	1,285	3,645	(206)	2,018	3,858
Other	126	-	19	90	1,033	14	1,282	281	576	666	1,737	8	4,269	1,380	5,649	(437)	5,975	1,432

Total
eurozone	678	21,956	3,856	3,837	36,806	18,509	85,642	21,317	27,236	10,686	37,846	1,949	163,359	39,347	202,706	(6,775)	158,864	40,767

Japan	-	832	317	207	360	36	1,752	123	1,548	4,890	2,878	199	11,267	577	11,844	(71)	13,266	15,047
China	2	183	830	48	969	31	2,063	62	201	61	916	1	3,242	851	4,093	36	221	1,818
India	-	100	1,023	49	2,628	106	3,906	170	683	391	74	-	5,054	930	5,984	(43)	177	108
Russia	-	53	848	14	779	54	1,748	151	160	249	120	-	2,277	518	2,795	(251)	124	15
South Korea	-	22	771	101	287	3	1,184	-	144	163	221	26	1,738	704	2,442	(58)	617	94
Turkey	115	163	82	94	983	12	1,449	260	56	125	93	-	1,723	481	2,204	(37)	111	449
Brazil	-	-	564	69	137	3	773	118	14	582	197	-	1,566	310	1,876	394	211	-

Risk factors

Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Risk and balance sheet management section on pages 137 to 200. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the Group's 2013 Annual Report and Accounts.

●
The Group's ability to implement its new strategic plan and achieve its capital goals depends on the success of its efforts to refocus on its core strengths and the timely divestment of RBS Citizens. The Group has undertaken since 2009 an extensive restructuring, including the disposal of non-core assets as well as businesses as part of the State Aid restructuring plan approved by the EC. The Group recently created RBS CRG to manage the run down of problem assets with the goal of removing such assets from the balance sheet over the next three years. The Group has also taken steps to strengthen its capital position and established medium term targets which will require the timely divestment of RBS Citizens to achieve. The Group is also undertaking a new strategic direction which will result in a significant downsizing of the Group, including simplifying the Group by replacing the current divisional structure with three customer segments. The level of structural change required to implement the Group's strategic and capital goals together with other regulatory requirements such as ring fencing are likely to be disruptive and increase operational risks for the Group. There is no assurance that the Group will be able to successfully implement its new strategy on which its capital plan depends or achieve its goals within the time frames contemplated or at all.

●
Despite the improved outlook for the global economy over the near to medium-term, actual or perceived difficult global economic conditions and increased competition, particularly in the UK, create challenging economic and market conditions and a difficult operating environment for the Group's businesses.  Uncertainties surrounding the referendum on Scottish independence and the implications of an affirmative outcome for independence are also likely to affect the Group. These factors, together with additional uncertainty relating to the recovery of the Eurozone economy where the Group has significant exposure and the risk of a return of volatile financial markets, in part due to the monetary policies and measures carried out by central banks, have been and will continue to adversely affect the Group's businesses, earnings, financial condition and prospects.

●
The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments such as that which has occurred over the past several years could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. Certain regulatory measures introduced in the UK and in Europe relating to ring-fencing of bank activities may affect the Group's borrowing costs, may impact product offerings and the viability of certain business models and require significant restructuring with the possible transfer of a large number of customers between legal entities.

●	The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

●
The Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government's adoption of the Financial Services (Banking Reform) Act 2013, the US Federal Reserve's new rules for applying US capital, liquidity and enhanced prudential standards to certain of the Group's US operations and ongoing reforms in the European Union with respect to capital requirements, stability and resolution of financial institutions, including CRD IV and other currently debated proposals such as the Resolution and Recovery Directive (RRD).

Risk factors

●
The Group's ability to meet its obligations including its funding commitments depends on the Group's ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost due to increased regulatory constraints, could adversely affect the Group's financial condition and results of operations. Furthermore, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government's credit ratings which would be likely to be negatively impacted by political events, such as an affirmative outcome of the referendum for the independence of Scotland.

●
The Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European, UK or US authorities) as well as structural changes that may result from the implementation of ring-fencing under the Financial Services (Banking Reform) Act 2013 or proposed changes of the US Federal Reserve with respect to the Group's US operations. The Group's ability to reach its target capital ratios in the medium term will turn on a number of factors including a significant downsizing of the Group in part through the sale of RBS Citizens.

•
The Group is, and may be, subject to litigation and regulatory and governmental investigations that may impact its business, reputation, results of operations and financial condition. Although the Group settled a number of legal proceedings and regulatory investigations during 2013, the Group is expected to continue to have a material exposure to legacy litigation and regulatory matter proceedings in the medium term. The Group also expects greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with new and existing laws and regulations such as anti-money laundering and anti-terrorism laws.

●	Operational and reputational risks are inherent in the Group's businesses.

•
The Group is highly dependent on its information technology systems and has been and will continue to be subject to cyber attacks which expose the Group to loss of customer data or other sensitive information, and combined with other failures of the Group's information technology systems, hinder its ability to service its clients which could result in long-term damage to the Group's business and brand.

●
The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures, including recapitalisation of the Group or any of its UK bank subsidiaries, through bail-in which has been introduced by the Financial Services (Banking Reform) Act 2013 and will come into force on a date stipulated by HM Treasury. These various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group's businesses.

●
As a result of the UK Government's majority shareholding in the Group it may be able to exercise a significant degree of influence over the Group including on dividend policy, the election of directors or appointment of senior management or limiting the Group's operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

Risk factors

●
The actual or perceived failure or worsening credit of the Group's counterparties or borrowers, including sovereigns in the Eurozone, and depressed asset valuations resulting from poor market conditions have led the Group to realise and recognise significant impairment charges and write-downs which have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

●
Recent developments in regulatory or tax legislation and any further significant developments could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

●
The Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions, either of which, independently or in conjunction with additional or increased contribution requirements may have an adverse impact on the Group's results of operations, cash flow and financial condition.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2013.

We, the directors listed below, confirm that to the best of our knowledge:

•      the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

•      the Strategic Report and Directors' report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Philip Hampton	Ross McEwan	Nathan Bostock
Chairman	Group Chief Executive	Group Finance Director

26 February 2014

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Nathan Bostock	Sandy Crombie Alison Davis Tony Di lorio Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Philip Scott

Additional information

Share information
	31 December 2013	30 September 2013	31 December 2012

Ordinary share price	338.1p	359.9p	324.5p

Number of ordinary shares in issue	6,203m	6,186m	6,071m

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2012 have been filed with the Registrar of Companies and those for the year ended 31 December 2013 will be filed with the Registrar of Companies following the company's Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Financial calendar

2014 first quarter interim management statement	2 May 2014
2014 interim results	1 August 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 February 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary